Exhibit 99.1

SA Taxi Goes Live with Sapiens Suite to Facilitate Growth in the Minibus Industry

The South African insurer is supporting short term business products with Sapiens IDITSuite for Property & Casualty

Holon, Israel – February 27, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that SA Taxi Protect, an independent financier for the minibus industry in South Africa, has gone live with Sapiens IDITSuite for Property & Casualty. The Sapiens suite is supporting SA Taxi Protect’s initiatives to provide optimal insurance solutions to finance entrepreneurs who operate minibus taxis that may not have access to credit from traditional banks. These initiatives enable and improve the safety of public transport in South Africa.

With an estimated 250,000 taxis on the roads in South Africa, comprehensive insurance offerings are imperative for keeping this industry on track and able to meet the needs of its growing population. The high degree of functionality and seamless implementation of Sapiens IDITSuite made it the best option for supporting SA Taxi Protect’s evolution.

“SA Taxi Protect is gearing up for strategic growth, as we look to enhance our position in both consumer and broker markets, improve speed to market for new products supported by agile pricing, increase operational efficiencies and reduce operational risk,” said Riek Olivier, insurance executive director, SA Taxi. “We chose Sapiens as our technology partner to achieve these goals and to benefit from new digital capabilities, especially IDITSuite’s fast launch and flexible pricing capabilities. The collaborative implementation process was completed on-time and within budget.”

The implementation was completed within a year. Sapiens’ head office in South Africa provided support throughout the project lifecycle and will continue to do so.

“Partnering with SA Taxi to help protect a vital industry strengthens Sapiens’ commitment to the region,” said Roni Al-Dor, Sapiens’ president and CEO. “Building solutions to meet the unique needs of our customers is always rewarding and we are confident that the adoption of Sapiens IDITSuite for Property & Casualty will maximize the positive impact SA Taxi has on the minibus industry.”

Sapiens IDITSuite for Property & Casualty was carefully chosen for the quality of its offering and component-based, standalone software solution. IDITSuite will maximize support capabilities and streamline current processes, including policy issuing, taxi financing and insurance claims forms. This pre-integrated, fully digital suite was designed with growth and change in mind, and offers a flexible, user-friendly workflow interface.

About SA Taxi

SA Taxi is an independently-owned commercial business. It is part of the Transaction Capital group of companies listed on the JSE in June 2012. SA Taxi was founded in 1996 and now has more than 1,150 employees. It is based in Midrand in Gauteng but has a national customer base. SA Taxi focuses on building entrepreneurs through the medium of the taxi industry. Of the estimated 250,000 taxis on the roads in South Africa, SA Taxi finances more than 31,500. For more information: sataxi.co.za.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com